UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Reverse Stock Split

CN Energy Group. Inc. (NASDAQ: CNEY) (“CNEY” or the “Company”) effectuated a 1-for-25 stock split of the Company’s Class A ordinary shares with no par value, at 12:01 a.m. Eastern Time on May 19, 2025 (the “Reverse Stock Split”). The Class A ordinary shares began trading on the Nasdaq Capital Market on a split-adjusted basis beginning on May 19, 2025, under the Company’s existing trading symbol “CNEY” with the new CUSIP number G2181K204.

The Reverse Stock Split reduced the number of Class A ordinary shares issued and outstanding from approximately 75.28 million to approximately 3.01 million. No fractional shares were issued in connection with the Reverse Stock Split. Any amount of fractional shares were rounded up to the next nearest number at the participant level.

The Reverse Stock Split is primarily intended to increase the market price per share of the Company’s Class A ordinary shares to regain compliance with the minimum bid price required for continued listing on the Nasdaq Capital Market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: May 19, 2025	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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